

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Allan Marshall
Chief Executive Officer
Grove, Inc.
1710 Whitney Mesa Drive
Henderson, NV 89014

> **Re: Grove, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-255266**

Dear Mr. Marshall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed May 21, 2021

Capitalization, page 27

1. We note the statement on page F-36 that the convertible promissory notes issued during the three months ended March 31, 2021 will automatically convert in any initial public offering by the company. Please revise the pro forma column and related notes to reflect and discuss the conversion of any notes or preferred stock that is directly attributable to the initial public offering.

Liquidity and Capital Resources, page 39

2. Please revise to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing.

Certain Relationships and Related Party Transactions, page 64

3. We note your disclosure that each of Robert Hackett, your President, and Nikolaos Voudouris, a greater than 5% shareholder of the Company, was an equity holder, managing member and/or officer of the HAVZ Consolidated companies that you acquired in May 2019. Please provide the disclosure required by Item 404 of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.

Note 3. Acquisitions, page F-14

4. We note the revised disclosure on page 6 that Robert Hackett and Nikolaos Voudouris were both either an equity holder, managing member and/or officer of the four companies in the HAVZ Consolidation. Please identify and quantify their ownership or membership control percentages of each of the four entities along with Grove, Inc. at the time of the transaction on May 31, 2019. Describe to us in detail how you concluded that this transaction did not represent a reorganization of entities under common control under ASC 805-50-15-6 and 30-5 which would recognize the assets and liabilities transferred at their carrying amounts and not at fair value.

5. In this regard, please revise the filing clearly describe the nature of the related party relationship of the HAVZ Consolidation entities and provide all of the disclosures required by ASC 805-10-50-1.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Lee, Esq.